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Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
Radiation Therapy Services Holdings, Inc.

	Predecessor	Successor
	Period From January 1 to February 21, 2008	Period From February 22 to December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Pre-tax income before adjustment for noncontrolling interests in consolidated subsidiaries	(10,283)	(4,266)	(6,713)	(126,600)	(375,248)	(146,584)
(Income)Loss from equity investees	(39)	118	(880)	(1,001)	1,036	817
Distributed income of equity investees	—	—	301	1,007	633	9
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(19)	(2,483)	(1,835)	(1,698)	(3,558)	(3,079)
Fixed Charges	4,981	57,070	65,137	62,490	65,656	83,361

Earnings	(5,360)	50,439	56,010	(65,802)	(311,481)	(65,476)

Interest expense	4,783	55,863	63,119	59,098	61,212	77,987
An estimate of the interest within rental expense	198	1,207	2,018	3,392	4,444	5,374

Fixed Charges	4,981	57,070	65,137	62,490	65,656	83,361

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency to cover charges(2)	10,341	6,631	9,127	128,292	377,137	148,837

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2)
Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.

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  Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges Radiation Therapy Services Holdings, Inc.